UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Valero GP Holdings, LLC

(Name of Issuer)

Units representing limited liability company interests

(Title of Class of Securities)

91914G 10 8

(CUSIP Number)

William E. Greehey

P.O. Box 696000

San Antonio, Texas 78269-6000

(210) 345-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91914G 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William E. Greehey

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) IN (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,155,000 units

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,155,000 units

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,155,962 units(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.13%

14.	Type of Reporting Person (See Instructions) PF

(1) Includes 962 “Restricted Units” which are phantom units which entitle the holder to receive Units upon vesting and are granted in tandem with distribution equivalent rights. The “Restricted Units” will vest annually in equal increments over a three-year period beginning August 2007.

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) is being filed by William E. Greehey (the “Reporting Person”).  This statement relates to the units representing limited liability company interests (the “Units”) of Valero GP Holdings, LLC, a Delaware limited liability company (the “Company”), which has its principal executive offices at One Valero Way, San Antonio, Texas 78249.

Item 2.	Identity and Background

(a)           The name of the Reporting Person is William E. Greehey.

(b)           The Reporting Person’s address is P.O. Box 696000, San Antonio, Texas 78269-6000.

(c)           The Reporting Person serves as Chairman of the Board of the Company as well as Chairman of the Boards of Valero GP, LLC and Valero Energy Corporation (“Valero Energy”).

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is a citizen of Texas.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person initially purchased 455,000 Units in connection with the Company’s initial public offering on July 19, 2006.

The Reporting Person was subsequently granted 962 “Restricted Units” pursuant to a Restricted Unit and distribution equivalent right award Agreement, dated August 22, 2006, by and between Valero GP Holdings, LLC and the Reporting Person (the “Restricted Unit Award Agreement”).  The Restricted Unit Award Agreement is attached hereto as Exhibit C. The “Restricted Units” are phantom units which entitle the holder to receive Units upon vesting and are granted in tandem with distribution equivalent rights. The “Restricted Units” will vest annually in equal increments over a three-year period beginning August 2007.

On December 5, 2006, the Reporting Person signed a Unit Purchase Agreement with Diamond Shamrock Refining and Marketing Company (the “Unit Purchase Agreement”), pursuant to which the Reporting Person has agreed to purchase 4,700,000 unregistered Units at a price per Unit equal to the price paid by the public unitholders in the offering of Units pursuant to the registration statement on Form S-1 (File No. 333-138810), as amended (the “Offering”).  The closing of this private sale (the “Private Sale”) is subject to the simultaneous closing of the Offering on or before April 1, 2007.  The Unit Purchase Agreement is incorporated by reference to this Schedule 13D.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Units reported herein solely for the purpose of investment.  The Reporting Person may make additional purchases of Units, either in the open market or in private transactions, depending on the Company’s business, prospects and financial condition, the market for the Units, general economic conditions, money and stock market conditions and other future developments.

Item 5.	Interest in Securities of the Issuer
After giving effect to the transactions described above including the vesting of the Restricted Units:

(a)           There were 42,500,000 Units outstanding as of December 1, 2006.  The Reporting Person is deemed to be the beneficial owner of 5,155,962 Units, which based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), represents 12.13% of the total issued and outstanding Units.   The above amount includes 962 “Restricted Units” which are phantom units which entitle the holder to receive Units upon vesting and are granted in tandem with distribution equivalent rights. The “Restricted Units” will vest annually in equal increments over a three-year period beginning August 2007.

The Reporting Person acquired beneficial ownership of the 5,155,962 Units as a result of the transactions described in Item 3.

(b)           The Reporting Person has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition over 5,155,000 Units.

(c)           There have been no reportable transactions with respect to the Units within the last 60 days by the Reporting Person except for the acquisition of Units by the Reporting Person being reported on this Schedule 13D.

(d)           The Reporting Person will have the right to receive distributions from, the power to direct the receipt of distributions from and the right to receive the proceeds from the sale of the Units reported by such person on the cover page of this Statement on Schedule 13D.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Restricted Units acquired by the Reporting Person pursuant to the Restricted Unit Award Agreement are subject to vesting, which will occur annually in equal increments over a three-year period beginning August 2007.  Until such time as the restricted Units are fully vested, the Reporting Person will not receive distributions relating to such Units and may not vote with respect to such Units.

The Units acquired by the Reporting Person pursuant to the Unit Purchase Agreement are subject to the completion of the Offering on or before April 1, 2007.

Certain additional transfer restrictions and  voting rights applicable to the Reporting Person and certain rights granted by the Company and to which the Company is entitled are set forth in the Second Amended and Restated Limited Liability Company Agreement of the Company, which is incorporated by reference to this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits
Exhibit A

Second Amended and Restated Limited Liability Company Agreement of Valero GP Holdings, LLC (incorporated by reference to Exhibit 2.1 of Valero GP Holdings, LLC’s Registration Statement on Form S-1 (File No. 333-132917)).

Exhibit B

Unit Purchase Agreement, dated December 5, 2006, by and between Valero GP Holdings, LLC and William E. Greehey (incorporated by reference to Exhibit 10.52 of Valero GP Holdings, LLC’s Registration Statement on Form S-1 (File No. 333-138810)).

Exhibit C	Restricted Unit Award Agreement, dated August 22, 2006, by and between Valero GP, LLC and William E. Greehey. (Filed herewith)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2006
Date
/s/ William E. Greehey
Signature
William E. Greehey
Name/Title

Exhibit C
NON-EMPLOYEE DIRECTOR

AWARD AGREEMENT

This Restricted Unit and distribution equivalent right award agreement (“Agreement”), effective as of the date set forth at the end of this Agreement (“Grant Date”), is between Valero GP Holdings, LLC (the “Company”) and William E. Greehey (“Participant”), a participant in the Valero GP Holdings, LLC Long-Term Incentive Plan, as amended (the “Plan”). All capitalized terms contained in this Award shall have the same definitions as are set forth in the Plan unless otherwise defined herein.  The terms of this grant are set forth below.

1.               The Compensation Committee of the Board of Directors of the Company hereby grants to Participant 962 Restricted Units under the Plan.  A “Restricted Unit” is a phantom unit which is equivalent in value to a common unit (“Common Unit”) of the Company.  In addition, a Restricted Unit represents the right to receive, upon vesting as provided below, a Common Unit.  Restricted Units are granted hereunder in tandem with an equal number of distribution equivalent rights (“DERs”).  A DER is a right to receive an amount in cash from the Company or its designee equal to the distributions made by the Company with respect to a Common Unit during the period that ends upon vesting of the tandem Restricted Unit or its forfeiture pursuant to Section 6(b) of the Plan.

2.               The Restricted Units granted hereunder are subject to the following Restricted Periods, and will vest and accrue to Participant in the following increments: 321 Units on August 22, 2007; 321 Units on August 23, 2008; and 320 Units on August 22, 2009.  The restrictions may terminate prior to the expiration of such period as set forth in the Plan.  Upon vesting, for each Restricted Unit granted hereunder, the Participant will be entitled to receive an unrestricted Common Unit.

3.               DERs with respect to the Restricted Units will be paid to you in cash as of each record payment date during the period such Restricted Units are outstanding.

4.               Neither this Award nor any right under this Award may be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by you otherwise than by will or by the laws of descent and distribution.

5.               The Company will withhold any taxes due from your compensation as required by law, which, in the sole discretion of the Compensation Committee, may include withholding a number of Restricted Units otherwise payable to you.

6.               By accepting this Award, you hereby accept and agree to be bound by all of the terms, provisions, conditions, and limitations of the Plan and any subsequent amendment or amendments, as if it had been set forth verbatim in this Award.

7.               By accepting this Award, you will become a Participant as of the effective date of this Award and, as such, you shall have no rights with respect to the Restricted Units or DERs granted hereunder except as are expressly conferred by the Plan and this Award.

8.               This Award shall be binding upon the parties hereto and their respective heirs, legal representatives, and successors.

9.               This Award is effective as of August 22, 2006.

10.         Upon termination of the Participant’s membership on the Board of the Company or its Affiliates, whichever is applicable, involuntarily for Cause (as hereinafter defined) or on a voluntary basis (other than for retirement, death or disability (see Section 11 below)) during the applicable Restricted Period, all outstanding Restricted Units awarded the Participant shall be automatically forfeited by the Participant at the close of business on the date of such termination.  “Cause” shall mean the (i) conviction of the Participant by a state or federal court of a felony involving moral turpitude, (ii) conviction of the Participant by a state or federal court of embezzlement or misappropriation of funds of the Company, (iii) the Company’s (or applicable Affiliate’s) reasonable determination that the Participant has committed an act of fraud, embezzlement, theft, or misappropriation of funds in connection with such Participant’s duties in the course of his or her employment with the Company (or applicable Affiliate), (iv) the Company’s (or its applicable Affiliate’s) reasonable determination that the Participant has engaged in gross mismanagement, negligence or misconduct which causes or could potentially cause material loss, damage or injury to the Company, any of its Affiliates or their respective employees, or (v) the Company’s (or applicable Affiliate’s) reasonable determination that

(a) the Participant has violated any policy of the Company (or applicable Affiliate), including but not limited to, policies regarding sexual harassment, insider trading, confidentiality, substance abuse and/or conflicts of interest, which violation could result in the termination of the Participant’s employment or service as a non-employee Director of the Company (or applicable Affiliate), or (b) the Participant has failed to satisfactorily perform the material duties of Participant’s position with the Company or any of its Affiliates.

11.         If the Participant is terminated because of retirement, death or disability (with the determination of disability to be made with the sole discretion of the Compensation Committee), any Restricted Units held by the Participant which remains unvested as of the date of retirement, death or disability shall immediately vest and become non-forfeitable as of such date.

VALERO GP HOLDINGS, LLC

	By:	/s/ Curtis V. Anastasio
Curtis V. Anastasio
President & Chief Executive Officer

Accepted:

/s/ William E. Greehey
William E. Greehey